UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Infogroup Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45670G108
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                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 19, 2010
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 45670G108
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   2,716,000
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   4,952,400
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,952,400 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

This Amendment No. 2 (this "Amendment") amends that certain Statement on
Schedule 13D filed on April 6, 2010, as amended by that certain Amendment No. 1 filed on May 19, 2010,(collectively, the 'Schedule 13D') which relates to the Common Shares of Infogroup, Inc. (the "Company" or "Issuer"). The Company's principal offices are located at 5711 South 86th Circle, Omaha, Nebraska 68127.

This Amendment is being filed to report a change in beneficial ownership in excess of 1% of the total amount of shares outstanding. All items or responses not described herein remain as previously reported in the Schedule D.


Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

HWCM purchased the Common Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Common Shares were acquired at an average price of approximately $6.81 per share (including commissions). The amount of investment capital used to purchase the Common Shares was approximately $33,742,121 (including commissions).


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for the cover page filed herewith is calculated based upon the 57,960,128 shares of Common Stock outstanding as of April 30, 2010 reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.


          (b)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  2,716,000

            (ii)  Shared power to vote or to direct the vote:
                  0

            (iii) Sole power to dispose or to direct the disposition of:
                  4,952,400

            (iii) Shared power to dispose or to direct the disposition of:
                  0

    Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days are listed below.

        Transaction date            Shares purchased/(sold)   Price per share
        04/19/2010                        63,000                 $ 8.0005
        04/20/2010                        24,200                 $ 8.0461
        04/21/2010                        20,300                 $ 8.1857
        04/22/2010                        15,200                 $ 8.1235
        04/23/2010                        19,300                 $ 8.1557
        04/26/2010                        20,000                 $ 8.1477
        04/27/2010                        15,000                 $ 7.9982
        04/28/2010                        12,900                 $ 8.0186
        04/29/2010                         6,500                 $ 8.0200
        04/30/2010                        20,000                 $ 8.0292
        05/03/2010                        19,900                 $ 8.0091
        05/04/2010                        16,300                 $ 8.0100
        05/05/2010                        51,200                 $ 8.0040
        05/06/2010                        64,900                 $ 7.9510
        05/06/2010                       598,000                 $ 7.9000
        05/07/2010                        25,000                 $ 7.9523
        05/07/2010                       200,000                 $ 7.9000
        05/10/2010                        65,300                 $ 7.9066
        05/11/2010                         5,000                 $ 7.9247
        05/14/2010                        12,900                 $ 7.9446
        05/17/2010                        13,700                 $ 7.9601
        05/18/2010                        35,800                 $ 7.9699
        05/19/2010                        54,700                 $ 7.9569
        05/19/2010                       296,600                 $ 7.9300




           (d) The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are held in client custodial accounts for the benefit of the clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

(e) Not applicable.


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 25, 2010
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer